 Exhibit 99.1

Ability Appoints Defense, Intelligence and Software Industry Veteran

David Wiernik to Board of Directors

Proven Executive and Entrepreneur with Specific Expertise in GPS-Oriented Software Solutions Augments Ability’s Board

NEW YORK and TEL AVIV, ISRAEL, March 3, 2016 – Ability, Inc. (ABIL) (ABILW), a leading provider of innovative tactical communications intelligence solutions, today announced that David Wiernik, a successful executive with experience ranging from military leadership to startup software organizations, has been appointed by Ability’s Board of Directors to serve as a director, effective immediately. Mr. Wiernik will also serve on Ability’s nominating committee.

Mr. Wiernik currently owns and manages several international software companies, specializing in navigation and GPS-related technologies, including NNG KFT, developer of the I-GO and NAV N GO solutions, the world’s leading navigation software. NNG is the provider of white-labeled navigation software to 34 car manufacturers around the world. Mr. Wiernik previously served as a commercial pilot and flight instructor, and began his career as an airline captain.

“David brings strong industry contacts and a wealth of experience to Ability’s board,” commented Anatoly Hurgin, Co-Founder and Chief Executive Officer of Ability. “David has over 40 years of experience, and we believe his knowledge and expertise will benefit Ability’s growth plans.”

“Ability has developed a compelling array of intelligence solutions which meet the significant and growing needs of governments and law enforcement personnel around the world as part of an increasingly important counter-terrorism effort,” commented Mr. Wiernik. “I am excited to be a part of this organization, and look forward to contributing to the talented team at Ability.”

As a result of this appointment, Ability now has seven directors, including four who are considered independent directors.

About Ability, Inc.

Ability Inc. (“Ability”) is the sole owner of Ability Computer & Software Industries Ltd., following the closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994 and is a leading provider of innovative tactical communications intelligence solutions used by government agencies, military forces, law enforcement and homeland security agencies worldwide, with an installed base in more than 50 countries. Ability offers a broad range of lawful interception, surveillance, decryption, cyber and geolocation solutions, with a strong focus on active and passive off-air interception and decryption of communications on GSM, CDMA, UMTS and LTE cellular systems as well as Iridium, Thuraya, and other satellite networks. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

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